

16013447

OD AY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omni Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Polaris Parkway, Suite 450
(No. and Street)

Columbus (City) OH (State) 43240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Milliken 614-438-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Ostrander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omni Financial Securities, Inc, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



ALESA R. WOODS
NOTARY PUBLIC STATE OF OHIO
MY COMMISSION EXPIRES ON MAY 31, 2016

Robert Ostrander
Signature

President
Title

Alesa R. Woods
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMNI FINANCIAL SECURITIES, INC.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Contents

Independent Auditors Report 3

Financial Statements 4

Statement of Financial Condition 4

Statement of Operations 5

Statement of Cash Flows 6

Statement of Changes in Ownership Equity 7

Statement of Changes in Subordinated Liabilities 8

Notes to Financial Statements 9

Supplementary Schedules Pursuant to SEA Rule 17a-5 13

Computation of Net Capital 13

Computation of Net Capital Requirement 13

Computation of Aggregate Indebtedness 13

Computation of Reconciliation of Net Capital 13

Statement Related to Uniform Net Capital Rule 14

Statement Related to Exemptive Provision (Possession and Control) 14

Statement Related to SIPC Reconciliation 14

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 15

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 17

Independent Auditors Report

(SKIP PAGE)

Edward Richardson Jr., CPA
15565 Northland Dr W Suite 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
OMNI Financial Securities, Inc.
6530 Singletree Drive
Columbus, OH 43229

Report on the Financial Statements

I have audited the accompanying statement of financial condition of OMNI Financial Securities, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of OMNI Financial Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OMNI Financial Securities, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of OMNI Financial Securities, Inc. financial statements. Supplemental Information is the responsibility of OMNI Financial Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In

forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity with 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

12:40 PM
02/29/16
Accrual Basis

Omni Financial Securities, Inc
Balance Sheet
As of December 31, 2015

		Dec 31, 15
ASSETS		
Current Assets		
Checking/Savings		
Huntington Bank		16,378.63
The Flex Fund		7,309.75
Total Checking/Savings		23,688.38
Other Current Assets		
Prepaid CRD Account		49.64
Total Other Current Assets		49.64
Total Current Assets		23,738.02
Other Assets		
InterCompany Receivable		
InterCompany - OFM	3,371.26	
Total InterCompany Receivable		3,371.26
Total Other Assets		3,371.26
TOTAL ASSETS		**27,109.28**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
COMMISSONS PAYABLE		6,691.63
Total Other Current Liabilities		6,691.63
Total Current Liabilities		6,691.63
Total Liabilities		6,691.63
Equity		
COMMON STOCK		500.00
PAID IN CAPITAL		105,182.48
Retained Earnings		-75,637.06
Net Income		-9,627.77
Total Equity		20,417.65
TOTAL LIABILITIES & EQUITY		**27,109.28**

Omni Financial Securities, Inc
Profit & Loss
January through December 2015

		Jan - Dec 15
Income		
INCOME - COMMISSIONS		141,594.88
INTEREST - Flex Acc't.		5.01
Miscellaneous		1.38
Reimburse		
License/E&O	3,185.00	
NASD Fees	935.00	
Total Reimburse		4,120.00
Total Income		145,721.27
Expense		
ACCRUED COMMISSIONS		3,301.75
CRD ACCOUNT		7,721.00
EXPENSE, COMMISSION		67,290.77
Filing Fees		573.52
INSURANCE		
FIDELITY BOND	1,262.00	
Total INSURANCE		1,262.00
INTER COMPANY EXPENSE		68,500.00
LICENSES AND PERMITS		
RENEWAL	3,200.00	
Total LICENSES AND PERMITS		3,200.00
PROFESSIONAL SERVICES		3,500.00
Total Expense		155,349.04
Net Income		-9,627.77

Omni Financial Securities, Inc
Statement of Cash Flows
January through December 2015

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Income	-9,627.77
Adjustments to reconcile Net Income to net cash provided by operations:	
Prepaid CRD Account	1,096.00
COMMISSONS PAYABLE	3,301.75
Net cash provided by Operating Activities	-5,230.02
Net cash increase for period	-5,230.02
Cash at beginning of period	28,918.40
Cash at end of period	**23,688.38**

OMNI FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2015	$ -	$ -	500	$ 500	500	$ 105,182	$ (75,008)	$ 30,674
Net Income	-	-	-	-	-	-	(9,627)	(9,627)
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	(629)	(629)
Balance at December 31, 2015	-	$ -	-	$ 500	-	$ 105,182	$ (85,264)	$ 20,418

See Accountant's Audit Report

OMNI FINANCIAL SECURITIES, INC.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Omni Financial Securities, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

<u>Organization</u>

The Company was incorporated in the State of Ohio in 1991. The Company has adopted a calendar year.

<u>Description of Business</u>

The Company, located in Columbus, OH, is a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(1), which provides an exemption for "Limited Business."

<u>Basis of Accounting</u>

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

<u>Cash and Cash Equivalents</u>

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

<u>Accounts Receivable – Recognition of Bad Debt</u>

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

<u>Revenue Recognition</u>

Commission revenues are recorded by the Company when the services are rendered.

<u>Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Concentrations

The Company's concentration is in services, which is the sale of variable annuities and mutual funds.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(1) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

The Parent allocates to its subsidiaries certain expenses it incurs that are related to the subsidiaries' operations via management and overhead expenses. Total management and overhead expenses paid by the Company to the Parent for 2015 were $68,500.00.

OMNI FINANCIAL SECURITIES, INC.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2015

NOTE E – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e. an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

> *Level 1* – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have Level 1 assets.
>
> *Level 2* – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.
>
> *Level 3* – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at December 31, 2015 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2015		
Investments	$ 7,309.75	$ 7,309.75
Total	$ 7,309.75	$ 7,309.75

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

OMNI FINANCIAL SECURITIES, INC.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2015

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2015		
Investments	$ 7,309.75	$ 7,309.75
Total	$ 7,309.75	$ 7,309.75

NOTE F – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers' SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE G – COMMITMENTS AND CONTINGENCIES

Omni Financial Securities, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2016, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

Omni Financial Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$	20,417.00
Nonallowable assets:			
Prepaid Expense	50.00		
Fixed Assets	0.00		
Accounts receivable – other	3,371.00		(3,421.00)
Other Charges			
Haircuts	0.00		
Undue Concentration	0.00		(0.00)
Net allowable capital		$	16,996.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	446.36
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	11,996.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	6,692.00
Percentage of aggregate indebtedness to net capital		39.37%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$	16,996.00
Adjustments:		
Change in Equity (Adjustments)		0.00
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		16,996.00
Reconciled Difference	$	(0.00)

See accountant's audit report

Omni Financial Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

See accountant's audit report

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Omni Financial Securities, Inc.
1900 Polaris Parkway, Suite 450
Columbus, OH 43240

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Omni Financial Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Omni Financial Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Omni Financial Securities, Inc. stated that Omni Financial Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Omni Financial Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Omni Financial Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA



OMNI FINANCIAL SECURITIES, INC.
1900 POLARIS PARKWAY, SUITE 450
COLUMBUS, OHIO 43240
TEL. 614.438.5300
FAX 614.410.3384

A REGISTERED FINRA BROKER DEALER
MEMBER SIPC

February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Omni Financial Securities, Inc. has complied with Exemption Rule 15c3-3 (k) (1), for the period of January 1, 2015 through December 31, 2015. Omni Financial Securities, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades, REITS, and oil & gas partnerships). Omni Financial Securities, Inc.'s past business has been of similar nature and has complied with this exemption since its inception, July 8, 1991.

Robert Ostrander, the president of Omni Financial Securities, Inc., has made available to Edward Richardson all records and information, including all communications from regulatory agencies received through the date of this review, December 31, 2015.

Richard Milliken has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Omni Financial Securities, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (614) 438-5300.

Very truly yours,

Pres

Robert Ostrander, President
Omni Financial Securities, Inc.